ALE Group Holding Limited

Unit 1005, 10/F, Tower A, New Mandarin Plaza,

14 Science Museum Road, Tsim Sha Tsui, Hong Kong

December 2, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attn: Cara Wirth

Re:	ALE Group Holding Ltd Registration Statement on Form F-1 Response Dated November 13, 2020 File No. 333-239225

Dear Ms. Wirth:

ALE Group Holding Limited (the “Company”, “ALE,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 25, 2020 regarding our response letter filed on November 13, 2020. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly.

Amendment No. 3 to Registration Statement on Form F-1 filed September 28, 2020

Note 5: Accounts Receivable, net, page F-20

1.

We note your response to prior comment one. You state “Some of our clients who engaged us for company secretarial services prepaid us in April or May 2017 for services received from May or June 2017 through April or May 2018. The last two months of the service periods were included in the fiscal year ended March 31, 2019.” Please tell us why revenue was recognized during the fiscal year ended March 31, 2019 for services provided from May or June 2017 through April or May 2018. Please also clarify what you mean by “the last two months of the service periods were included in the fiscal year ended March 31, 2019.”

You also state that “Some of our clients who engaged us for company secretarial services prepaid us in April or May 2018 for services received from May or June 2018 through April or May 2019.” Please tell us why this revenue was recognized during the fiscal year ended March 31, 2020 when the services were provided from May or June 2017 through April or May 2018. Please also clarify what you mean by “the last two months of the service periods were included in the fiscal year ended March 31, 2020.”

Response: The Company respectfully acknowledges the Staff’s comment and hereby clarifies as follows.

Our company secretarial services are tendered on an annual basis and the respective service revenue is recognized over 12 months. Our fiscal year ended March 31, 2019 covered the period from April 1, 2018 through March 31, 2019. There were transactions that we received prepayment from our clients in May 2017 for our company secretarial services rendered from June 2017 through May 2018, the respective service revenue amounts for the months of April 2018 and May 2018 were recognized in the fiscal year ended March 31, 2019. Accordingly, the respective service revenue earned in the last two months of the service periods, April 2018 and May 2018, were included in the fiscal year ended March 31, 2019.

Similarly, our fiscal year ended March 31, 2020 covered the period from April 1, 2019 through March 31, 2020. There were transactions that we received prepayment from our clients in May 2018 for our company secretarial services rendered from June 2018 through May 2019, the respective service revenue amounts for the months of April 2019 and May 2019 were recognized in the fiscal year ended March 31, 2020. As such, the respective service revenue earned in the last two months of the service periods, April 2019 and May 2019, were included in the fiscal year ended March 31, 2020.

In the nutshell, it is due to the revenue recognition cut off between our services rendered period and our fiscal year cycle.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at (212) 530-2208.

Very truly yours,

/s/ Poon Tak Ching Anthony
Poon Tak Ching Anthony CEO

cc:	Joan Wu
Hunter Taubman Fischer & Li LLC